UNITEDSTATES OMB APPROVAL SECU RITIES AND EXCHANGE COMMISSION OMB Number: 32354080 Washington, D. C. 20549 Expires: March 31,2021 Estimated average burden FORM 25 hours per response 1.00 NOTIFICATION OF REMOVAL FROM LISTING AND/OR REGTSTRATTON UNDER SECTTON 12(b) OF THE SBCURITIBS EXCHANGE ACT OF 1 934. g3 commission File Numbc.r 33-36 3 PICO HOLDINGS, lNC., The NASDAQ Stock Market LLC @xact name of Issuer as specified in its charteq and name of Exchange where security is listed an<J/or registered) 3480 GS Richards Blvd, Suite 101, Carson City, NV 89703 (Address, including zip code, and telephone number, including area code, oflssuer's princìpal executive offices) Series A Junior Participating Preferred Stock Purchase Rights (Description of class of securities) Please place an X in the box to designate the rule provision relied upon to shike the class ofsecurities from listing and re gistration: n 17 CFR 2¿m .2d2-2(a)(t) fl 17 cFR 2zt0 .t2d2-2(a)Q) E 17 CFR 2n.t2d2-2(a)(3) E 17 cFR240.12tz-2($@) n Pursuant to l7 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listi4rd/or withdrâw registration on the Exchanger E Pursuant to l7 CFR 24O.I2d2-2(c\, the Issuer has complied with the rules of the Exchange and the requirements of l7 CFR 24ï.12d2-2(c) governing the voluntary withdrawal of the class of securities fiom listing and regishation on the Exchange. Plco HOLDINGS' lNc Pursuant to the requirements of the securities Exchange Act of 1934, (Name of Issuer or Exchange) certìfies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this nofrcation to be signed on ìts behalfby the undersigned duly authorized person. 7 / 2 t-¿) ezz>/P* 5/ â/¿ft+ Date Nôre 'a Title t) ro.lh) A"77rn,aa -(11 L n'az- t Fom 25 and attached Notice will be considered compliance with the provisions of | 7 CFR 24}.1gd-l as applicable. See General In structions. Persons who respond to the collection of information containcd sEC 1654 (034ó) in this form are not required to respond unless the form displays a cu rrcntly valid OMB control nu mber.

GENERAL INSTRUCTIONS

1. This form is required by Rule 12d2-2 (17 CFR 240.12d2-2) of the General Rules and Regulations under the Securities ExchaAgt of 1934 ("Exchange Act").

2. Exchanges: Attach the delisting determination to this Form 25 to serve as the required Notice pursuant to Exchange Act Rul19d-1 (17 CFR 240.19d-1). Form 25 and the attached Notice will be considered compliance with the provisions of Rule 19d-1 as applicab

3. The Form 25 and any attachments must be filed electronically on the EDGAR database.

4. The removal of the class of securities from listing on the exchange shall be effective 10 days after filing the Form 25. Witrespect to the filing of any amendment to Form 25, the removal of the class of securities from listing on the exchange shall be effectiv10 days after filing the amended Form 25.

5. The withdrawal of registration of a class of securities registered under Section 12(b) of the Exchange Act shall take effein 90 days, or such shorter period as the Commission may determine, after the exchange or issuer files a Form 25 with the Commission. With respect to the filing of any amendment to Form 25, the withdrawal of registration of a class of securities registered under Stion 12(b) shall take effect in 90 days, or such shorter period as the Commission may determine, after the exchange or issuer files the amnded Form 25.

6. For purposes of Section 12 of the Exchange Act, a class of securities shall no longer be considered listed on a national secrities exchange upon the effective date of delisting even though the withdrawal of registration is effective at a later time.

7. The issuer's duty to file any reports under Section 13(a) of the Exchange Act and the rules and regulations thereunder as aresult of the security's registration under Section 12(b) of the Exchange Act shall be suspended upon the effective date of the delisting If, following the effective date of delisting, the withdrawal of registration under Section 12(b) is delayed by the Commission, anxchange, or an issuer, the issuer shall, within 60 days of such delay, file any reports that would have been required under Section 13(a) and the rules and regulations thereunder, had the Form 25 not been filed. The issuer will also file any subsequent reports required under Section 13(a) for the duration of the delay.

8. An issuer whose reporting responsibilities under Section 13(a) of the Exchange Act are suspended for a class of securities under Rule 12d2-2(d)(5) is, nevertheless, required to file any reports that an issuer with such a class of securities registered under Section 12 of the Exchange Act would be required to file under Section 13(a) if such class of securities:

(a) is registered under Section 12(g) of the Exchange Act; or

(b) would be registered, or would be required to be registered, under Section 12(g) of the Exchange Act but for the exemption from registration under Section 12(g) provided by Section 12(g)(2)(A) of the Exchange Act.

9. An issuer whose reporting responsibilities under Section 13(a) of the Exchange Act are suspended under Rule 12d2-2(d)(5) is, nevertheless, required to file any reports that would be required under Section 15(d) of the Exchange Act but for the fact thatthe reporting obligations are: (a) suspended for a class of securities under Rule 12d2-2(d)(5); and (b) suspended, terminated, or therwise absent under Section 12(g) of the Exchange Act. The reporting responsibilities of an issuer under Section 15(d) of the ExchangeAct shall continue until the issuer is required to file reports under Section 13(a) of the Exchange Act or the issuer's reportingesponsibilities under Section 15(d) are otherwise suspended.

10. Issuers should determine if they have additional registration and reporting requirements under Section 12(g) of the Exchang Act and reporting obligations pursuant to Section 15(d) of the Exchange Act upon the filing of Form 25.

11. In any case where the Commission has commenced a proceeding under Section 12 of the Exchange Act prior to the withdrawal of the registration of a class of securities becoming effective, such security will remain registered under Section 12(b) of the Echange Act until the final decision of such proceeding, or until the Commission otherwise determines to suspend the effective date of, orevoke, the registration of a class of securities.

12. In the event removal is being effected under Rule 12d2-2(a)(3) and the national securities exchange has admitted or intendo admit a successor security to trading under the temporary exemption provided for by Exchange Act Rule 12a-5 (17 CFR 240.12a-5) theFo25 shall be filed with the Commission in a manner that ensures that the delisting does not become effective until the successor scurity is removed from its exempt status.